UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               MAX RE CAPITAL LTD.
                               -------------------
                                (Name of Issuer)

                    Common Shares, Par Value $1.00 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   G6052F103
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. G6052F103                                            Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE HOLDINGS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
          Owned By                             11,078,119
            Each              9         Sole Dispositive Power
         Reporting                             0
           Person             10        Shared Dispositive Power
            With                               11,078,119


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  11,078,119

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  22.09%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. G6052F103                                            Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
          Owned By                             13,411,453
            Each              9         Sole Dispositive Power
         Reporting                             0
           Person             10        Shared Dispositive Power
            With                               13,411,453


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  13,411,453

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  26.74%

14       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 4 of 8 Pages

                  This Amendment No. 2 to Schedule 13D relates to common shares, par value $1.00 per share (the "Shares"), of Max Re Capital Ltd. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated August 19, 2003, and Amendment No. 1 thereto, dated January 28, 2004 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to disclose that Shares were not actually contributed to Moore Macro Fund, L.P., a Bahamian limited partnership ("MMF"), in an internal reorganization as was erroneously reported in Amendment No. 1 to the Initial Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company ("Moore Holdings"), and (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as: (a) chairman and chief executive officer, director and controlling shareholder of a registered trading advisor (the "Advisor"), which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"), (b) the majority equity holder of a limited liability company (the "Equity LLC"), which serves as the general partner of a Delaware limited partnership (the "U.S. Partnership"), and (c) the sole member of a Delaware limited liability company, which is the managing member of Moore Holdings. Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the "Reporting Persons."

                  This Statement relates to Shares held for the accounts of each of the Fund, the U.S. Partnership and Moore Holdings. Shares held for the account of the Fund and the U.S. Partnership were not contributed to MMF in exchange for partnership interests in MMF on January 1, 2004 in the internal reorganization discussed in Amendment No. 1 to the Initial Statement.

                  The principal offices of the Reporting Persons are located at 1251 Avenue of the Americas, New York, New York 10020.

                  During the past five years, neither of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

                  According  to  information   filed  by  the  Issuer  with  the
Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 45,737,611 as of July 15, 2004.

                  (a) (i) Moore Holdings may be deemed to be the beneficial owner of the 11,078,119 Shares (approximately 22.09% of the total number of Shares outstanding assuming the exercise of certain warrants held for its account) held for its account. This number consists of (A) 6,666,667 Shares held for its account, and (B) 4,411,452 Shares issuable upon the exercise of warrants held for its account.

                      (ii) Mr. Bacon may be deemed to be the beneficial owner of

                                                               Page 5 of 8 Pages

13,411,453 Shares (approximately 26.74% of the total number of Shares outstanding assuming the exercise of certain warrants held for the account of Moore Holdings). This number consists of (A) 1,666,667 Shares held for the account of the Fund, (B) 666,667 Shares held for the account of the U.S. Partnership, (C) 6,666,667 Shares held for the account of Moore Holdings, and
(D) 4,411,452 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.

                  (b) (i) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 11,078,119 Shares held for its account as described above.

                      (iii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 13,411,452 Shares held for the accounts of the Fund, the U.S. Partnership and Moore Holdings as described above.

                  (c) There have been no transactions effected with respect to the Shares by either of the Reporting Persons since August 26, 2004 (60 days prior to the date hereof).

                  (d) (i) The shareholders of the Fund have the right to participate in the receipt of dividend from, or proceeds from the sale of, the Shares held by the Fund in accordance with their ownership interests in the Fund.

                      (ii) The partners of the U.S. Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the U.S. Partnership in accordance with their partnership interests in the U.S. Partnership.

                      (iii) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings in accordance with their membership interests in Moore Holdings.

                  (e) Given that Shares held for the account of the Fund and the U.S. Partnership were not contributed to MMF in exchange for partnership interests in MMF on January 1, 2004 in the internal reorganization discussed in Amendment No. 1 to the Initial Statement, none of MMF; Moore Capital Management, LLC; Moore Capital Advisors, LLC; or Moore Advisors, Ltd. should have been included as a Reporting Person in Amendment No. 1 to the Initial Statement because none of such entities could at any time have been deemed to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                               Page 6 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     October 25, 2004              LOUIS M. BACON


                                        By:      /s/ Stephen R. Nelson
                                                 -------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Attorney-in-Fact

Date:     October 25, 2004              MOORE HOLDINGS, LLC


                                        By:      /s/ Stephen R. Nelson
                                                 -------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Vice President and Secretary

                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX



                                                                     Page No.
E.       Joint Filing Agreement, dated as of October 25, 2004,       -------
         by and between Mr. Louis M. Bacon and Moore Holdings,
         LLC..................................................          8

                                                               Page 8 of 8 Pages


                                    EXHIBIT E

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the securities of Max Re Capital Ltd., dated as of October 25, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     October 25, 2004              LOUIS M. BACON


                                        By:      /s/ Stephen R. Nelson
                                                 -------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Attorney-in-Fact

Date:     October 25, 2004              MOORE HOLDINGS, LLC


                                        By:      /s/ Stephen R. Nelson
                                                 -------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Vice President and Secretary